Pinnacle Airlines Corp.
1689 Nonconnah Boulevard, Suite 111
Memphis, TN 38132

September 15, 2006

VIA FEDEX AND EDGAR

Ms. Linda Cvrkel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinnacle Airlines Corp.
Form 10-K for the year ended December 31, 2005
File Date: March 3, 2006
Form 10-Q for the quarter ended March 31, 2006
File Date: April 27, 2006
Form 10-Q for the quarter ended June 30, 2006
File Date: August 1, 2006

Dear Ms. Cvrkel:

This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letters from the Staff dated July 18, 2006 and August 21, 2006, regarding the above-referenced Form 10-K and Form 10-Qs of Pinnacle Airlines Corp. (the "Company" or "Registrant").

The Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the subject filings;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking action with respect to the subject filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

For your convenience, we have included the Staff's comments in italics before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Page references in our responses below correspond to the page numbers in Form 10-K or the Form 10-Q, as applicable.

September 15, 2006

Annual Report of Form 10-K for the year ended December 31, 2005

Estimated Losses on Subleased Aircraft, page 56

1.
Please refer to our prior comment 4. Although we note your response, we continue to believe that since the time of Mesaba’s bankruptcy, the amounts you expect to recover from Mesaba no longer represent sublease income, but a possible gain contingency claim that you may or may not receive as an unsecured creditor in the bankruptcy proceedings. It appears as though the amount of unrecorded liability on the balance sheet of $7.5 million is not significant. However, that amount recorded as income or netted against the bankruptcy losses is somewhat significant with regards to net income. Please revise your financial statements to reflect the full amount of the liability without regard to the amounts that may possibly be recovered in the bankruptcy proceedings. Alternatively, explain why you believe it is “reasonably possible” you could obtain sublease rentals of $7.5 million related to the leased property.

2.
In a related matter, please reconcile the amounts from your response of an $8.1 million loss at December 31, 2005 with $10.1 million disclosed on page 8 of your June 30, 2006 10-Q. Specifically include amounts netted against the loss for the expected recovery at December 31, 2005.

Response:

In response to the questions and comments above we would like to offer the following:

1)
The recoveries we expect from Mesaba are $2.0 million. The $7.5 million referred to in your comment includes the $2.0 million we expect to recover from Mesaba plus $5.5 million we expected to recover from third parties to whom we could sublease the Saabs.

2)	We believe that considering recoveries from Mesaba in valuing our exit loss is consistent with the spirit and intent of FAS 146.
3)	We believe that sufficient evidence exists to conclude that recoveries from Mesaba are highly likely.

As of December 31, 2005, the present value of the contract liability based on the remaining lease rentals for the leased Saabs was $15.6 million, including certain costs to restore the aircraft to a condition suitable for sublease. This amount was reduced by $7.5 million of expected sublease rental income to arrive at a net loss of $8.1 million. The $7.5 million of expected sublease rental income was comprised of two sources: $5.5 million we expected to recover from third parties to whom we could sublease the Saabs and $2.0 million which we expected to recover via our claims against Mesaba.

September 15, 2006

The following table summarizes these amounts and reconciles the $10.1 million loss and $2.0 million expected recovery disclosed on page 61 of our December 31, 2005 Form 10-K to the $8.1 million net loss discussed in our letter dated August 11, 2006 (in millions):

Net present value of our gross contract liability at December 31, 2005	$15.6
Future sublease rental income expected from third parties	(5.5)
Subtotal	10.1
Future recoveries expected from Mesaba	(2.0)
Fair value of contract liability at December 31, 2005	$8.1

The $5.5 million estimate of expected sublease income from third parties was based on market information received from independent appraisers. As sublease income from a third party is not expected to be sufficient to recover our lost sublease income from Mesaba, a bankruptcy claim exists against Mesaba for its failure to remit sublease rentals to Pinnacle through the term of the subleases.

We do not believe that FAS 146 precludes including amounts that will be received from the original sublessee or other responsible parties in arriving at the fair value of our liability. We further believe that including recoveries which are reasonably assured is consistent with the spirit and intent of FAS 146, as FAS 146 intended that losses on exit or disposal activities not be recorded until they are incurred and that exit liabilities be recorded at their net fair value.

In establishing the fair value of our claims against Mesaba, we considered third party offers we had to purchase our bankruptcy claim against Mesaba for approximately 20% of the stated claim. As our contract loss before considering these recoveries was $10.0 million, we estimated the recovery to be 20%, or $2.0 million. Since this time, we have continued to receive offers from and have had discussions with third parties to purchase our bankruptcy claim against Mesaba at prices ranging from 38% to 42% of the stated claim.

A claim also exists against Northwest, as our operating agreement with Northwest requires it to reimburse Pinnacle for all aircraft rental expenses. In addition to the likely recoveries from Mesaba, Northwest is an additional source of recoveries, although we acknowledge that any claim against Northwest may be subject to more comprehensive negotiations between Northwest and us. However, based primarily on the market offers to purchase our claim against Mesaba and to a much lesser extent on the claim we also have against Northwest for these sublease losses, we believe it is highly likely that the 20% recovery estimate is realizable either through bankruptcy proceedings or by the sale of our claim to a third party.

September 15, 2006

Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

Note 2. Northwest and Mesaba Bankruptcy Filings, Page 5

3.
We note your response to our prior comment 8 and require further information. Please provide us with the journal entries posted, including the original entries to record the $1,778 payable to Northwest and subsequent related entries. Please clarify the difference between the $1,778 that you thought appropriate to offset against Northwest receivables with the $1,565 reduction in the accounts receivable allowance. Tell us what other evidence, other than minimal direct billings by these vendors led you to believe you would not owe certain amounts to Northwest. Explain to us if you received further information that Northwest had indeed paid these vendors prior to filing for bankruptcy or if there was some update during the bankruptcy proceedings that indicated these vendors would not seek payment directly from Pinnacle.

Response (in thousands):

At the time of Northwest’s bankruptcy filing, we were owed $78,633 for services provided to Northwest under our Airlines Services Agreement (“ASA”) and we offset this amount by $24,689 for amounts we owed directly to Northwest for the services and supplies they provide to us under the ASA. Under the terms of the ASA, we have the right to these amounts, which has not been disputed by Northwest. The net of these amounts of $53,944 was shown as our pre-bankruptcy receivable from Northwest at December 31, 2005.

Also at the time of Northwest’s bankruptcy filing, an additional $1,950 was owed to Northwest for landing fees incurred by us at certain airports. Northwest pays these fees on our behalf and then bills us typically three to six months in arrears. At the time of the bankruptcy, we concluded it likely that these airports would try to bill us directly for any landing fees not paid by Northwest due to its bankruptcy. We therefore concluded that we should not consider this pre-bankruptcy liability as an offset to the pre-bankruptcy amounts owed to us by Northwest.

Through March 31, 2006, we had been directly billed by certain airports for $172 of the $1,950 of landing fees incurred prior to September 14, 2005 due to non-payment by Northwest. Airport authorities typically bill landing fees and require collection on a timely basis. Failure to pay generally results in the inability to land at said airport. As over six months had passed, we concluded it unlikely that additional billings would be received from the airports that typically bill Northwest directly based on our experiences with respect to the billing practices of the airports. Therefore, at March 31, 2006, we made a journal entry to reduce, or debit, our trade accounts payable for $1,778 and increase, or credit, by $1,778 the amount owed to Northwest at the time of its bankruptcy. This amount therefore became subject to offsetting under the terms of the ASA and reduced our pre-bankruptcy receivable balance from Northwest by $1,778.

Following the above adjustment of $1,778, it was appropriate to lower by $1,565 our allowance for uncollectible pre-bankruptcy receivables, which is summarized as follows:

Reduction of accounts receivable reserve (95% of $1,778)	$1,689
Minor adjustments due to other changes in previous estimates	(124)
Net reduction of accounts receivable reserve	$1,565

September 15, 2006

The journal entries recorded for the above change in our allowance was to decrease, or debit, our accounts receivable reserve by $1,565 and to decrease, or credit, our losses associated with the Northwest bankruptcy by $1,565.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

Notes to Condensed Consolidated Financial Statements, page 6

Note 6. Employee Benefit Plans, page 10

4.
Please provide us with further details of the impact of the APBO recognized in the second quarter of 2006 on current and prior years and the quarterly periods for the current and prior years. Included in your response at what point in time it was discovered that the liability needed to be recorded. If you just discovered this in the second quarter of 2006, please tell us why you did not record the adjustment as the correction on an error. If you were aware of the adjustments to the liability that should have been made each quarter and did not record, please tell us why.

Response:

The discovery of this postretirement benefit obligation, which was established with the collective bargaining agreement entered into with our pilots in 1999, occurred late in the first quarter of 2006. Though this benefit to our pilots has been in effect for several years, our pilot workforce is generally very young and most pilots have many years until they reach retirement age. Consequently, since the inception of our pilot contract, only five pilots have retired, only one of whom elected the medical coverage provided this plan.

Prior the filing of our first quarter 2006 Form 10-Q, we were able to estimate a range for our liability for this postretirement benefit obligation; however, we did not have sufficient time to complete the necessary actuarial evaluation to determine the exact amount to record. As our estimated range indicated that the amount of the error was not material, we determined that we would complete an actuarial evaluation and record the correction of an error in the second quarter, and disclosed the impact of the adjustment in accordance with paragraph 29 of APB 28.

In determining the appropriate accounting for this item, the Company reviewed FAS 154 Accounting Changes and Error Corrections, which carries forward the guidance in APB Opinion No. 20 Accounting Changes. In Paragraphs 25 - 26, FAS 154 outlines the steps necessary for correcting and properly disclosing an error in previously issued financial statements. For material errors, FAS 154 requires restatement of previously issued financial statements. After considering the guidance in FAS 154, the Company concluded that the effect of the error associated with this benefit was not material to our financial statements in any individual prior period and that the cumulative amount is not expected to be material to our 2006 results. Accordingly, we recorded the cumulative adjustment in the second quarter of 2006, which increased operating expenses by $1.4 million during the quarter.

In forming our conclusion on materiality, we relied on the guidance provided in SAB No. 99 Materiality. In following this guidance, we thoroughly considered all relevant quantitative and qualitative factors in reaching our conclusion that this was an immaterial item. Some of the quantitative factors considered were as follows:

September 15, 2006

a.	The impact of this error on an annual basis never exceeded 1% of our GAAP reported pre-tax income for any year from 1999 through 2004.
b.	The impact of the error on our 2005 pre-tax income, after excluding charges related to the bankruptcy filings of Northwest and Mesaba and a gain from the repurchase of debt, was also less than 1.0%.
c.	Based on our currently forecasted pre-tax income for 2006, after excluding bankruptcy charges of $1.3 million, the impact of correcting the error is 1.7%.

Some of the qualitative factors considered were as follows:

a.  The misstatement did not hide a failure to meet analysts' expectations due to the immateriality.
b.  The misstatement did not change a loss to income or vice versa for any of the fiscal years in question.
c.  The misstatement did not have a material impact on incentive compensation plans.
d.  The error has not affected the Company's compliance with regulatory requirements, covenants under debt of similar agreements or contractual requirements of operating and other agreements.

Please direct any further questions or comments concerning this response letter to the undersigned at (901) 348-4262.  Thank you for your assistance in this matter.

Sincerely,

/s/ Peter D. Hunt

Peter D. Hunt
Vice President and Chief Financial Officer
Pinnacle Airlines Corp.